# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares, par value US$0.001 per share
Address of issuer's principal executive offices: No. 39 Shangdi Xi Rd, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 12/15/2025
Amends the filing with accession number 0000950123-11-055171
Filed by CIK 0001472789
Persons authorized to receive notices and communications: Andrew Y Yan, c/o Suite 1102, Five Pacific Place, 28 Hennessy Road, Wanchai, Hong Kong, Hong Kong (K3), 00000, 852-2918-2200

## Reporting persons
- SAIF Partners IV L.P. (CIK 0001472789): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,780,820; shared voting power 0; sole dispositive power 10,780,820; shared dispositive power 0; aggregate amount beneficially owned 10,780,820 (15% of the class)
  Comment: Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2023 (the "2023 Annual Report").
- SAIF IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,780,820; shared voting power 0; sole dispositive power 10,780,820; shared dispositive power 0; aggregate amount beneficially owned 10,780,820 (15% of the class)
  Comment: Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.
- SAIF IV GP Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,780,820; shared voting power 0; sole dispositive power 10,780,820; shared dispositive power 0; aggregate amount beneficially owned 10,780,820 (15% of the class)
  Comment: Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value US$0.001 per share
Name of issuer: SINOVAC BIOTECH LTD.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Rd, Haidian District, Beijing, China (F4), 100085
Comment: This Amendment No.20 to Schedule 13D is being filed on behalf of each of SAIF Partners IV L.P., SAIF IV GP, L.P., and SAIF IV GP Capital Ltd. (each, a "Reporting Person," and collectively, the "Reporting Persons"), to amend the Schedule 13D relating to the common shares, par value $0.001 per share (the "Common Shares"), of Sinovac Biotech Ltd. (the "Issuer"), filed by the Reporting Persons on May 31, 2011, as amended by Amendment No.1 to Schedule 13D filed on August 23, 2011, Amendment No.2 to Schedule 13D filed on September 30, 2011, Amendment No.3 to Schedule 13D filed on November 29, 2011, Amendment No.4 to Schedule 13D filed on December 30, 2011, Amendment No.5 to Schedule 13D filed on February 2, 2016, Amendment No. 6 to Schedule 13D filed on June 26, 2017, Amendment No. 7 to Schedule 13D filed on December 12, 2022, Amendment No. 8 to Schedule 13D filed on March 15, 2023, Amendment No. 9 to Schedule 13D filed on May 25, 2023, Amendment No. 10 to Schedule 13D filed on September 15, 2023, Amendment No. 11 to Schedule 13D filed on December 1, 2023, Amendment No. 12 to Schedule 13D filed on June 17, 2024, and Amendment No. 13 to Schedule 13D filed on September 12, 2024, Amendment No. 14 to Schedule 13D filed on February 19, 2025, Amendment No. 15 to Schedule 13D filed on March 19, 2025, Amendment No. 16 to Schedule 13D filed on April 28, 2025, Amendment No. 17 to Schedule 13D filed on May 23, 2025, Amendment No. 18 to Schedule 13D filed on June 17, 2025, and Amendment No. 19 to Schedule 13D filed on July 14, 2025 (collectively, the "Original Schedule 13D"). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented in previous amendments and herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

On December 15, 2025, the Seller and the Buyer entered into an Amended and Restated Investment Agreement (the "A&R Investment Agreement") to amend and restate that certain Investment Agreement dated November 23, 2022 (as amended, the "Prior Agreement"), which changes include, among others, extending the period of the Buyer's right of first refusal period ("ROFR Period"), during which the Buyer has a right to elect to purchase all of the shares of the Issuer that the Seller would sell to any person (other than (i) any of its affiliate or an existing limited partner or (ii) any sale on public markets or over the counter) at the same price and subject to the same material terms and conditions proposed by such person set forth on the Transfer Notice (as defined below), to the date which is the 5th business day following the Seller's delivery of a written notice notifying its intention of such proposed sale (the "Transfer Notice"), and limiting the number of shares subject to the Buyer's right of first refusal to such number of the shares that has an aggregate consideration equal to the deposit amount paid by the Buyer to the Seller pursuant to the Prior Agreement.

As a result of this extension of the ROFR Period, the period during which the Buyer may exercise the Put Option is also extended in the following manner: (i) if the Buyer and the Seller enter into a share purchase agreement with respect to any shares of the Issuer prior to the expiration of the ROFR Period, the Seller may exercise the Put Option prior to the closing of the sales under such share purchase agreement to sell the Put Option Shares to the Buyer; and (ii) if no such share purchase agreement is executed prior to the expiration of the ROFR Period, the Seller may exercise the Put Option within 15 business days immediately following the expiry of the ROFR Period to sell the Put Option Shares to the Buyer.

References to each of the Prior Agreement and all the amendments thereto in this Statement are qualified in their entirety by reference to the full text of the Prior Agreement and all of the amendments thereto, which are attached hereto as exhibits or incorporated herein by reference as if set forth in their entirety herein.

Reference to the A&R Investment Agreement in this Statement is qualified in its entirety by reference to the full text of the A&R Investment Agreement, which is attached hereto as an exhibit or incorporated herein by reference as if set forth in its entirety herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 Joint Filing Agreement by and among SAIF Partners IV L.P., SAIF IV GP L.P. and SAIF IV GP Capital Ltd., dated as of June 27, 2017.

Exhibit 7.02 Investment Agreement dated November 23, 2022 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.03 Amendment No.1 to Investment Agreement dated March 15, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.04 Amendment No.2 to Investment Agreement dated May 25, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.05 Amendment No.3 to Investment Agreement dated September 15, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.06 Amendment No.4 to Investment Agreement dated December 1, 2023 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.07 Amendment No.5 to Investment Agreement dated June 13, 2024 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.08 Amendment No.6 to Investment Agreement dated September 12, 2024 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.09 Amendment No.7 to Investment Agreement dated February 18, 2025 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.10 Amendment No.8 to Investment Agreement dated May 23, 2025 between SAIF Partner IV L.P. and YZ Healthcare L.P.

Exhibit 7.11 Amended and Restated Investment Agreement dated December 15, 2025 between SAIF Partner IV L.P. and YZ Healthcare L.P.

## Signatures
- SAIF Partners IV L.P.: /s/Andrew Y Yan, Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P. (12/17/2025)
- SAIF IV GP, L.P.: /s/Andrew Y Yan, Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P. (12/17/2025)
- SAIF IV GP Capital Ltd.: /s/Andrew Y Yan, Director of SAIF IV GP Capital Ltd. (12/17/2025)